CHINA NETWORKS MEDIA LIMITED

CHARDAN
CAPITAL MARKETS

China’s Emerging TV Advertising Network

August 2008

Filed by China Networks International
Holding Ltd. pursuant to Rule 425
under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company:

Alyst Acquisition Corp.

Commission File No.  001-33563

CHARDAN
CAPITAL MARKETS
CHINA NETWORKS
MEDIA LIMITED

            The information contained in this presentation is intended solely for the benefit of investors interested in the proposed acquisition of China Networks Media Ltd. (China Networks) by Alyst Acquisition Corp. (Alyst).
Except where otherwise indicated, the information in this presentation has been provided solely by China
Networks and Chardan Capital Markets.

            Alyst , China Networks and China Networks International Holdings (CN International), and their respective directors and executive officers, and Chardan Capital Markets and its partners and directors may be deemed to be participants in the solicitation of proxies for the special meeting of Alyst stockholders to be held to approve, among other things, the proposed business combination with China Networks.  In connection with the pending transaction, CN International will also file with the SEC a Registration
Statement on Form S-4. The stockholders of Alyst are urged to read the Registration Statement and the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when they are available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about China Networks, Alyst, and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Alyst after the Registration Statement is declared effective by the SEC.  Stockholders will be able to obtain a copy of the definitive proxy statement/prospectus and any other relevant filed documents at no charge from the U.S. Securities and
Exchange Commission’s website (www.sec.gov).  These documents will also be available from Alyst at no charge, once filed with the SEC, by directing a request to 233 East 69th Street, #6J, New York
, NY 10021.

            This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors beyond the control of Alyst and China Networks.

Important Notice

Who We Are

China Networks is a fast-growing TV
advertising network in China

China Networks operates as the
exclusive advertising arm for TV
stations within its network

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

The Company

China Networks

  Founded in October 2007

  63 employees

  Consolidated stations as of August 2008:

I.

50% of Yellow River TV Station

II.

50% of Kunming TV Station

Audited 2007

Revenue

(100%
consolidation)

Net Income

(50%
consolidation)

Audience

Coverage

(population)

Number of
TV Channels

Programming
Hours per Day

ARPA*

Yellow River

$5.6mm

$1.9 mm

30 mm

1

20

$0.19

Kunming

$15.4mm

$5.5 mm

6.2 mm

6

130

$2.53

TOTAL

$21 mm

$7.4 mm

36.2 mm

7

150

NA

Source: Yellow River and Kunming Stations

* Average revenue per audience coverage

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Growth Strategy

1. Improve core profitability – Organic Growth

Increase revenue ~20+% per annum through: ad sales effectiveness, network leveraged pricing, assisting the TV stations on improving their programming acquisition strategy

Reduce costs of ad delivery through storage/transmission technologies and economies of scale, holding net margins at 68 – 70%

2. Extend offering in network – Organic Growth

Expand full-service offering to include media planning and creative services

Leverage buying power by advising network stations on their programming acquisition

Develop new channel offerings in partnership with partners, e.g. Home Shopping

3. Expand network – M&A Growth

Acquire additional TV advertising network stakes: pipeline of >10 deals already prioritized from field of >350 potential broadcaster partners

Opportunity to build affiliate network with agency deals to sell partial ad inventory

Revenue

100%

consolidation

EBITDA

50%
consolidation

Net Income

50%
consolidation

ARPA

Audience
coverage

(population)

No. of
Channels

Company A

$7.5 mm

$3.0 mm

$3.0 mm

$0.53

10 mm

4

Profile of Typical Add-on Acquisition

Heilongjiang
Jilin
Liaoning
Xinjiang
Gansu
Inner Mongolia
BEIJING
Tianjin
Hebei
Ningxia
Qinghai
Shanxi
Shandong
Jiangsu
Henan
Shaanxi
Tibet
Sichuan
Hubei
Anhui
Shanghai
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Hainan

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

The Company

Current Network:

Kunming TV

Yellow River

ARPA: $2.53

Channels: 6 TV

Coverage: 6.2 mm

2007 Revenue: $15.4 mm*

2007 Net Income: $5.5 mm*

Near-term Potential Add-on Acquisitions:

ARPA range: $0.53 to $9.5 each

Coverage range: 2 mm – 10 mm each

Revenue range: $5 mm - $17 mm each*

Net Income range: $2 mm - $7 mm each*

ARPA: $0.19

Channels: 1 TV, 1 Radio

Coverage: 30 mm

2007 Revenue: $5.6 mm*

2007 Net Income: $1.9 mm*

* Under US GAAP, China Networks consolidates 100% of all income statement items less 50% minority interest which reduces net income by that amount and does not impact the revenue line.

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

Business Opportunity

Chinese TV industry is decentralized and highly fragmented

296 broadcasters operating over 2,983 channels, reaching 96% of the population through terrestrial and cable1

National and Provincial SARFT2 who own all assets currently are keen to see performance and monetization

Huge growth in advertising spending

Advertising growth set to continue at 17.33% per annum3

China will become the 4th largest advertising economy in the world in 2010 worth $24bn4

TV advertising is largest (~40%) and fastest growing medium in the market4

Deregulation just beginning

Industry has been highly regulated which has limited private investment and virtually precluded foreign investment to date

Deregulation (in advertising initially) creates significant opportunities for companies that can improve the profitability and efficiency of broadcasters

China Network’s model builds and innovates on tested JV models

1 National Statistics Bureau 2006

2 China’s media regulator: State Administration for Radio Film & Television

3 China Advertising Industry Forecast Report, 2007-2010

4 Advertising Expenditure Forecasts, ZenithOptimedia, March 2008

China Advertising Growth

China Total Annual Advertising Revenue

Highlights

China is currently the 5th largest market in the world in 2008, projected to become the 4 th by 2010

Greatest growth rates projected in second and third-tier cities from
2005

Source:                 Advertising Expenditure Forecasts,
                                ZenithOptimedia, March 2008

Spend per Capita US$

Spend per GDP %

2007 China Annual Advertising Spending

Despite  rapid growth, Chinese advertising market is still small by international standards relative to the size of the economy

China’s per capita advertising expenditure was $11.30 compared to
$589.60 in US in 2007

China’s advertising expenditure only represented 0.2% of GDP compared to 1.3% in US in 2007

8,114

9,063

10,586

12,694

15,023

18,867

21,186

24,266

0

5,000

10,000

15,000

20,000

25,000

30,000

2003

2004

2005

2006

2007

2008E

2009E

2010E

(US$ million)

11.3

50.5

198.0

327.0

382.3

589.6

1.3%

1.1%

0.2%

0.5%

0.8%

1.0%

0

250

500

750

1,000

China

Brazil

South Korea

Japan

United

Kingdom

United States

0.0%

0.4%

0.8%

1.2%

1.6%

10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008E
2009E
2010E
TV
Print
Radio
Outdoor
Internet

CHARDAN
CAPITAL MARKETS
CHINA NETWORKS
MEDIA LIMITED

China Advertising Growth

China Annual Advertising Spending

US$ Million

Highlights

TV advertising is the fastest
growing advertising category

Despite rapid growth, the
Chinese advertising market
is still small by international
standards

TV Advertising accounts for
over 39.3% of total market
share of advertising in 2007

2nd and 3rd tier market
shows large growth potential

Target regions’ ratio of TV
and radio ad income to total
GDP is lower than the
national average

Source: ZenithOptimedia Advertising Expenditure Forecasts, March 2008

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Mr. Li Shuangqing: Co-Chairman and CEO

2007 to present, Co-Chaiman and CEO of China Networks Media Limited

2006 to 2007, Chairman of Shandong Huashi Media & Technology, a leading Electronic Program Guide provider in China

2001 to 2006, General Manager of Huicong Advertising, a leading Chinese internet and TV advertising company

1997 to 2001, Director of Advertising Department of Qilu TV Station

1980 to 1997, management and TV production roles with Shandong and Qilu TV Stations

Graduated from Guanghua School of Management, Peking University, Executive MBA program

Mr. Sean Hinton: Co-Chairman

2008 to present, Co-Chairman of China Networks Media Limited

2005 to present, Principal, Terbish Partners – investment banking and strategic advisory specializing in the media sector in London and
Beijing

2000 to 2005, Managing Director, Ealing Studios – UK film and TV studio with feature film, TV production and studio facilities.

1995 to 2000, Senior Consultant, McKinsey & Co. Media Practice – clients included major international media corporations (UK,
Australia, China, US)

Graduated from MIT Sloan School of Management, Cambridge University, Guildhall School of Music and Drama

Mr. Zhou Chuansheng: VP Sales/Marketing

2007 to present, VP Sales/Marketing of China Networks Media Limited

2006 to 2007, General Manager of Shandong Huashi Media & Technology, a leading Electronic Program Guide provider in China

2003 to 2006, General Manager of Jinan Huamei Media Advertising

2001 to 2003, General Manager of Zhengzhou Branch of Huamei Media Advertising

CN Management Team

CHARDAN
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CHINA NETWORKS
MEDIA LIMITED

Ms. Guan Yong: VP Business Development

2007 to present, VP Business Development of China Networks Media Limited

2006 to 2007, Director of Greater China Sales Department, Zhuhai Cosmedia, branch of Hongkong Cosmedia Holding Ltd., a London
AIM listed company, focusing on developing and implementing a multi-platform advertising and distribution network in mainland China and Hong Kong

2004 to 2006, Director of Advertising Department of Economy & Life Channel in Henan TV Station

2000 to 2004, Key Account Manager, Huicong Advertising

1995 to 2000, Manager of East China region of Shandong Qilu TV Station Advertising Department

1988 to 1995, Shandong Linyi TV Station

Mr. Liu Rui: Head of Media Planning

2007 to present, Head of Media Planning of China Networks Media Limited

2006  to present, Director of Strategy, at Daqi (www.daqi.com) web 2.0 site

2002 to 2006, Vice President of Huamei Meidia, subsidiary of Huicong Advertising, specializing in advertising sales and planning

1998 to 2002, Sichuan Gaoyang Advertising, media buying and data analysis for SCTV, CDTV & CQTV

1996 to 1998, Institute of Classics, Sichuan University, engaged in editing classical literature

CN Management Team

Common Shares	Ownership Percent
China Networks		
Shareholders[1]	2,880,000	22.72%
Alyst		
Common	9,794,400	77.28%
TOTALS	**12,674,400**	**100.00%**

	Equity	Cash to Company[2]	Ownership Percent
China Networks			
Common	12,674,400		56.23%
Warrants	9,864,400	$ 24,399,900	43.77%
TOTALS	**22,538,800**	24,399,900	**100.00%**

CHARDAN CAPITAL MARKETS
CHINA NETWORKS MEDIA LIMITED

Capitalization Tables

Primary Share Basis Pre Business Combination

Fully Diluted Post Business Combination

¹ Includes as-converted preferred shareholders

² Upon cash conversion of all outstanding warrants less $24,922,100 to be paid to holders of pre-
business combination China Networks capital stock

Year Ending 12/31	Net Income	Shares
2009	$ 20,000,000	2,850,000
2010	$ 30,000,000	3,075,000
2011	$ 40,000,000	3,075,000

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

Equity Earn-out Targets

Owners of China Networks, on an all-or-none basis each year, will be issued shares of common stock upon achieving net income¹ in the following amounts for each year from 2009 to 2011:²

¹Net Income means the net income of the China Networks Surviving Corporation and its subsidiaries as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), excluding equity-based compensation charges, extraordinary one-time charges and charges related to the Business Combination or impairment of goodwill.

²Owners of China Networks will also receive additional cash consideration of $3 million per annum for achieving net income targets of $15 million and $25 million in years 2009 and 2010, respectively.

Company Name	PE (ttm)	PE (fwd)	TEV/LTM EBITDA (ttm)	TEV/LTM EBITDA (fwd)	Market Cap	Stock Price	LTM Revenue	LTM EBITDA	LTM Net Income	Net Income Margin	EBITDA Margin
Acom International, Inc. (NYSE:ATV)	16.2x	14.7x	NA	NA	214	7.04	260.2	NA	13.8	5.3%	NA
AirMedia Group Inc. (NASDAQ:AMCN)	NA	12.6x	NA	NA	770	11.55	54.3	(1.6)	0.3	0.6%	-2.9%
Central European Media Enterprises Ltd. (NASDAQ:CETV)	22.7x	15.5x	7.3x	9.2x	3,365	79.48	1,004.7	578.6	136.7	13.6%	57.6%
China Finance Online Co. (Public, NASDAQ:JRJC)	NA	9.3x	34.0x	6.2x	337	15.36	33.0	7.5	(1.4)	-4.2%	22.7%
Focus Media Holding Ltd. (NASDAQ:FMCN)	23.5x	22.2x	15.4x	10.4x	3,697	28.55	616.8	213.9	74.3	12.0%	34.7%
Mediacom Communications Corp. (MCCC)	NA	NA	8.2x	7.5x	730	7.56	1,350.0	487.0	(81.3)	-6.0%	36.1%
Perfect World Co., Ltd. (PWRD)	18.8x	12.4x	15.6x	9.3x	1,326	23.34	131.9	70.0	70.1	53.1%	53.1%
VisionChina Media Inc. (NASDAQ:VISN)	78.1x	25.0x	85.3x	18.9x	1,319	18.82	39.6	15.2	15.2	38.4%	38.4%
Mean	31.9x	16.0x	27.6x	10.2x	$1,470	$24	$436	$196	$28	14.1%	34.2%

CHARDAN CAPITAL MARKETS
CHINA NETWORKS MEDIA LIMITED

Comparable Analysis

Source: Capital IQ as of August 14, 2008

$ in millions

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Takeaway Points
China’s First TV Advertising Network

            Profitable established business with significant scale

China Network’s initial acquisitions provide a historically stable profit base with a large platform of established audiences in each market.

            Rapidly growing market

China’s advertising market was already large ($15bn) in 2007 and growing rapidly (17.33% CAGR)
and will become  the 4th largest in the world in 2010, with TV advertising consisting of 40% share.1

             Unique and advantageous structural position

By securing exclusive contracts to provide advertising in multiple territories in partnership with
SARFT, China Network enters the market with a unique and sustainable competitive advantage, and a highly scalable business model.

            Strong growth prospects

In addition to expanding the core ad-sales business through operational improvements and market development, and growing the network through acquiring stakes in additional territories, China
Network has a rich set of growth options including building an affiliate network of partner-channels and additional content provision.

            Seasoned management team

China Network has attracted a highly-experienced team with solid experience and proven track record in the TV and advertising industry in China and internationally, as well as established relationships with national and local governments.

1 Advertising Expenditure Forecasts, ZenithOptimedia, March 2008

Appendix

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

December 31,

2007

December 31,

2006

December 31,

2005

USD

USD

USD

Assets

Current Assets: -

   Accounts Receivables

$ 4,019,922

$ 1,978,313

$ 1,693,318

   Other Receivables

38,621,846

22,301,989

10,480,950

   Bills Receivables

-

-

         95,163

   Cash at Bank

      116,055

      450,501

       493,544

Total Current Assets

$42,757,823

$24,730,803

$12,762,975

TOTAL ASSETS

$42,757,823

$24,730,803

$12,762,975

Liabilities and Invested

Equities

Current Liabilities: -

   Accounts Payables

-

       24,257

         23,466

   Other Payables

-

-

           6,421

   Accrued Expenses

       128,782

      103,876

          54,327

   Deposit Received

    1,632,860

   1,163,332

        693,896

   Receipts in Advance

       840,731

       165,463

         198,436

TOTAL LIABILITIES

$  2,602,373

$ 1,456,928

  $     976,546

Commitment and Contingencies

-

-

-

Invested Equity: -

   Retained Profits

  37,291,598

   22,549,277

      11,639,706

   Accumulated Other Comprehensive Income

    2,863,852

        724,598

           146,723

$ 40,155,450

  $ 23,273,875

   $ 11,786,429

Total Liabilities and Invested Equity

$ 42,757,823

  $ 24,730,803

   $ 12,762,975

KUNMING AND YELLOW RIVER

SPECIAL PURPOSE COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 (UNAUDITED), 2006 (AUDITED) AND 2005 (AUDITED)

Audited Financials
Balance Sheet*

*Carve-out financial statements represent financial condition for the combination of Kunming and Yellow
River TV stations through December 31, 2007 prior to 2008 consolidation by China Networks Media Ltd.

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

Audited Financials
Income Statement *

Year ended

December 31, 2007

Year ended

December 31, 2006

Year ended

December 31, 2005

USD

USD

USD

Revenue

$ 20,989,849

$ 17,081,520

$15,528,457

Sales Tax

     1,267,418

      1,199,131

     1,122,205

Cost of Revenue

     3,295,981

      3,467,815

     1,925,218

Gross Profit

$ 16,426,450

$ 12,414,574

$ 12,481,218

Other Income

          28,802

        102,262

          10,337

Sales and General and

Administrative Expenses

      1,712,931

      1,607,265

       ,376,299

Income Before Taxes

    14,742,321

   10,909,571

      1,115,256

Income Tax

-

-

-

Net Income

$ 14,742,321

$ 10,909,571

$ 11,115,256

KUNMING AND YELLOW RIVER

SPECIAL PURPOSE COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

*Carve-out financial statements represent financial condition for the combination of Kunming and Yellow
River TV stations through December 31, 2007 prior to 2008 consolidation by China Networks Media Ltd.

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Dec 31st 2007

USD

Dec 31st 2006

USD

Dec 31st 2005

USD

Cash flows from operating activities:

Net income before tax

14,742,321

10,909,571

11,115,256

Changes in assets and liabilities:

Trade accounts receivables

  (1,839,824)

     (224,226)

  (1,629,208)

Other receivables

(14,265,229)

(11,280,994)

(10,230,553)

Bills receivables

-

        96,766

      (93,978)

Prepayments

-

-

    815,693

Accounts payables

       (25,111)

-

       (1,958)

Other payables

-

          (6,529)

   (125,752)

Accrued expenses

        17,018

        46,940

      53,651

Deposit received

      374,905

       438,786

    685,258

Receipts in advance

      641,805

         (39,013)

    (152,868)

Net cash (used in)/provided

by operating activities

      (354,115)

         58,699

       435,541

Effect of foreign exchange rate changes

         19,669

          15,656

           6,798

Net increase in cash

      (334,446)

         (43,043)

       442,339

Cash, beginning of period

      450,501

        493,544

         51,205

Cash, end of period

      116,055

        450,501

       493,544

Supplemental disclosures of cash flow
and non cash information:

Interest paid

Income tax paid

-

-

-

-

-

-

KUNMING AND YELLOW RIVER

SPECIAL PURPOSE COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Audited Financials
Statement of Cash Flows*

*Carve-out financial statements represent financial condition for the combination of Kunming and Yellow
River TV stations through December 31, 2007 prior to 2008 consolidation by China Networks Media Ltd.

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Kunming TV Station

Founded March 1985

Coverage: 6.2 million population in 5 areas, 8 counties and Kunming itself

Kunming City TV – General Channel ranked in the Top 3 audience rating stations in Kunming city in 2006

6 TV channels:

Terrestrial and Cable: General Channel, Movies Channel

Cable Only: Entertainment Channel, Living Channel, Economic Channel and News Channel

More than 130 hours/day of programming including drama, documentary, news, and entertainment of which 7 hours/day produced in-house

KMTV studio facilities include office space of more than 33,000 square meters, including one large broadcast studio of
1,000 square meters and 9 mid- and small-sized studios

Advertisers include:

Proctor & Gamble

Samsung

McDonald’s Corp.

KFC

Audi

Chery Automotive

Company Details

Kunming

)	)

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

Top 10 TV Channels by Average Rating in Kunming (4+, whole day, 2006)

Ranking

Channel

Rating(%

Share(%

1

CCTV General Channel

2.2

14.9

2

Yunnan TV City Channel(TV2)

1.8

12.2

3

Kunming TV General Channel

1.5

9.8

4

Kunming TV Movies Channel

0.8

5.6

5

CCTV-6

0.8

5.1

6

Yunnan TV Movies Channel(TV5)

0.8

5.0

7

CCTV-5

0.6

4.1

8

CCTV-3

0.6

4.0

9

CCTV-8

0.6

4.0

10

Yunnan TV Satellite Channel(TV1)

0.4

2.8

Data Source: CSM Media Research 2007, China TV Rating Yearbook 2007

Kunming TV Station

Company Details

Kunming Station Ratings

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

China Yellow River TV Station

Founded in July 1991, and has been broadcasting both domestically and internationally for 16 years

1 Domestic TV channel: Yellow River Minsheng Channel

Coverage: Shanxi Province, 30 million population

Broadcasting Time: 20 hours per day, including 2.5 hours self-produced programs, 17.5 hours purchased programs

1 Radio Station: Art & Entertainment Radio

Coverage: Shanxi Province, 20 million population

2 International Channels: (not for profit)

SCOLA Channel: Satellite TV, 24 hour broadcasting 3 channels

International Channel: cooperation with ECHO Star, Chinese language and culture learning channel,
50,000 subscribers

Advertisers include:

China Mobile

HPGC

Arche

Company Detail

Yellow River

Level			Number	Examples	Characteristics
Central level	CCTV		1		CCTV has 16 channels
	CETV (China Education TV)		1		
Province level	Province TV station		27		Each TV station has one satellite channel
	Education TV station		45		
	TV of municipalities directly under the central government		4	Beijing, Shanghai, Tianjin, Chongqing	Each TV station has one satellite channel
City level	Subordinate province-level City TV	Large capital city	11	Hangzhou, Harbin, Najing, Jinan, Guangzhou	
		City with independent budgetary status	5	Shenzhen, Dalian, Ningbo, Qingdao, Xiamen	Shenzhen and Xiamen have their own satellite TV channel
	Prefecture-level City TV	Small and mid-sized province capital city	16	Kunming, Zhengzhou, Nanning etc.	
		Other cities	232	Zhuhai, Tai'an etc.	• Some top City TV stations in East China such as Suzhou, Wenzhou, Wuxi have more ad income than some capital City TV stations in West China • Yanbian is the only TV station with a satellite channel
County level			1935	Sunde	They are broadcast-television stations, they only transmit programs from CCTV, province TV and City TV. They do not produce their own programs

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

Chinese 4 level TV System

Source: Chinese Media University Publishing
House, Report on the development of Chinese City
TV station, 2007; Skillnet MI,  2008

Percentage of revenue at different levels
4.3%
20.0%
75.8%
29.2%
10.9%
59.9%
31.1%
14.9%
54.0%
19.2%
52.6%
28.2%
Other operating revenue
CATV subscription fee
Ad revenue
Central level
Province level
City level
County level

CHARDAN CAPITAL MARKETS

CHINA NETWORKS MEDIA LIMITED

TV Station Revenue Structure

In USD bn

Ad Revenue

CATV Subscription
Fee

Other Operating
Revenue*

Total Operating
Revenue

Central Level

1.63 (21.8%)

0.43

0.09

2.15

Provincial Level

3.56 (47.6%)

0.65

1.74

5.95

City Level

1.77 (23.7%)

0.49

1.02

3.28

Country Level

0.52 (6.95%)

0.97

0.36

1.85

Total

7.48

2.54

3.2

13.22

*Other operating revenue:
such as events sponsoring

Source: SARFT statistic 2007, Skillnet MI, 2008

CHARDAN
CAPITAL MARKETS

CHINA NETWORKS
MEDIA LIMITED

Contact

Alyst Acquisition Corp.

Chardan Capital Markets, LLC

Address:             233  East 69 th Street

                           #6J

                           New York, NY 10021

Contact Person: Michael E. Weksel

Tel:                     1 646 290 6104

Fax:                    1 212 918 1598

E-mail:               mweksel@alyst.net

Address:             17 State Street. Suite 1600

                           New York, NY 10004

Contact Person: George Kaufman

Tel:                     1 646 465 9015

Fax:                    1 646 465 9039

E-mail:               gkaufman@chardancapitalmarkets.com